UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss.240.13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT ss. 240.13d-2(a)
                               (Amendment No. 3)*

                                    DVL, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    233347103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Howard Jacobs, Esq.
                                 Wayne Wald, Esq
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                                  212-940-8800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 13 Pages)

                                       13D

CUSIP No. 233347103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Lawrence J. Cohen
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,691,397 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,691,397 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,691,397 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.36%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 233347103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Milton Neustadter
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     639,761 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            639,761 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      639,761 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.41%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 233347103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Jay Chazanoff
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,819,764 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,819,764 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,819,764 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.23%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 233347103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ron Jacobs
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,898,940 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,898,940 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,898,940 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.19%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 233347103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Stephen Simms
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,871,065 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,871,065 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,871,065 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 233347103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Peter H.Gray
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     347,923 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            347,923 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      347,923 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .77%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

      This Amendment No. 3 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996, as amended by Amendment No. 1 on September 27, 1999, and as amended by Amendment No. 2 on November 18, 1999 (as amended, the "Schedule 13D"), by Lawrence J. Cohen, Milton Neustadter, Jay Chazanoff, Ron Jacobs, Stephen Simms and Keith Stein, relating to the common stock, par value $.01 per share (the "Common Stock"), of DVL, Inc., a Delaware corporation (the "Issuer"). Keith Stein is no longer a joint filer of this Schedule 13D and Peter H. Gray has been added as a joint filer, See "Items 2 & 5 below". Capitalized terms used and not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2 Identity and Background.

The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

      (a) Mr. Lawrence J. Cohen, Mr. Milton Neustadter, Mr. Jay Chazanoff, Mr. Ron Jacobs, Mr. Peter H. Gray and Mr. Stephen Simms are the persons filing this
Schedule 13D. Mr. Gray has been added as a joint filer to this Schedule 13D.

      (b) The business address for each of Messrs. Cohen, Chazanoff and Gray are 70 East 55th Street, New York, New York 10022. The business address for Messrs. Jacobs & Simms is 747 Third Avenue, 31st Floor, New York, New York 10017. The business address for Mr. Neustadter is 2300 New Road, Suite 103, Northfield, New Jersey 08225.

      (c) Mr. Cohen, Mr. Chazanoff and Mr. Gray are currently affiliated with Pembroke Companies, Inc. which is a managing member of NPO Management LLC, the entity which is engaged by the Issuer to provide management services to the Issuer. The principal business of Pembroke Companies, Inc. is equity investments, and the management and operation of companies and real estate ventures. The address of Pembroke Companies, Inc. and NPO Management LLC is 70 East 55th Street, New York, New York 10022. Mr. Neustadter is a private investor and has an office at 2300 New Road, Suite 103, Northfield New Jersey, 08225.

      (d) During the last five years, Mr. Gray has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Gray has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law of finding any violation with respect to such laws.

      (f) Mr. Gray is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 31, 2007, Mr. Cohen was issued a total of 3,983,859 shares of Common Stock by the Issuer as a result of the exercise by him of Warrants (as defined herein) to purchase 6,625,619 shares at an exercise price of $.0695 per share, of which (i) 1,000,000 shares of Common Stock were issued as a result of the exercise of the Warrants by Mr. Cohen and the payment by Mr. Cohen of a total of $69,500 in cash, and (ii) 2,983,859 shares of Common Stock were issued through a cashless exercise by Mr. Cohen of the Warrants by forfeiture by him of Warrants to purchase 2,641,760 shares in accordance with the terms of the Warrants. Funds for the cash portion of the exercise of the Warrants by Mr. Cohen were derived from his available personal funds.

      On December 31, 2007, Mr. Neustadter was issued a total of 601,261 shares of Common Stock by the Issuer as a result of the exercise by him of Warrants to purchase a total of 1,133,588 shares through a cashless exercise by Mr. Neustadter of the Warrants by forfeiture by him of Warrants to purchase 532,327 shares in accordance with the terms of the Warrants.

      On December 31, 2007, Mr. Chazanoff was issued a total of 2,515,994 shares of Common Stock by the Issuer as a result of the exercise by him of Warrants to purchase 3,858,179 shares at an exercise price of $.0695 per share, of which (i) 1,000,000 shares of Common Stock were issued as a result of the exercise of the Warrants by Mr. Chazanoff and the payment by Mr. Chazanoff of a total of $69,500 in cash and (ii) 1,515,994 shares of Common Stock were issued through a cashless exercise by Mr. Chazanoff of the Warrants by forfeiture by him of Warrants to purchase 1,342,185 shares in accordance with the terms of the Warrants. Funds for the cash portion of the exercise of the Warrants by Mr. Cohen were derived from his available personal funds.

      On December 31, 2007, Mr. Simms was issued a total of 1,622,368 shares of Common Stock by the Issuer as a result of the exercise by him of Warrants to purchase a total of 3,058,732 shares through a cashless exercise by Mr. Simms of the Warrants by forfeiture by him of Warrants to purchase 1,436,364 shares in accordance with the terms of the Warrants.

      On December 31, 2007, Mr. Jacobs was issued a total of 1,622,368 shares of Common Stock by the Issuer as a result of the exercise by him of Warrants to purchase a total of 3,058,732 shares through a cashless exercise by Mr. Jacobs of the Warrants by forfeiture by him of Warrants to purchase 1,436,364 shares in accordance with the terms of the Warrants.

      On December 31, 2007, Mr. Gray was issued a total of 263,852 shares of Common Stock by the Issuer as result of the exercise by him of Warrants to purchase a total of 497,453 shares through a cashless exercise by Mr. Gray of the Warrants by forfeiture by him of Warrants to purchase 233,601 shares in accordance with the terms of the Warrant.

Item 5. Interest in Securities of the Issuer.

      The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

      (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Cohen as of the date of this Amendment is 4,691,397 shares, or 10.36% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Neustadter as of the date of this Amendment is 639,761 shares, or 1.41% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Chazanoff as of the date of this Amendment is 2,819,764 shares, or 6.23% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Jacobs as of the date of this Amendment is 1,898,940 shares, or 4.19% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Simms as of the date of this Amendment is 1,871,065 shares, or 4.13% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Gray as of the date of this Amendment is 347,923 shares, or .77% of the outstanding Common Stock.

      (b) As of the date of this Amendment, Mr. Cohen possesses: (i) the sole power to vote 4,691,397 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 4,691,397 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

      As of the date of this Amendment, Mr. Neustadter possesses: (i) the sole power to vote 639,761 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 639,761 shares of Common Stock, and (iv) the shared power to dispose of 0 shares of Common Stock.

      As of the date of this Amendment, Mr. Chazanoff possesses: (i) the sole power to vote 2,819,764 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 2,819,764 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

      As of the date of this Amendment, Mr. Jacobs possesses: (i) the sole power to vote 1,898,940 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 1,898,940 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

      As of the date of this Amendment, Mr. Simms possesses: (i) the sole power to vote 1,871,065 shares of Common Stock; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 1,871,065 shares of Common Stock; and (iv) the shared power to dispose of 0 shares of Common Stock.

      As of the date of this Amendment, Mr. Gray possesses: (i) the sole power to vote 347,923 shares of Common Stock, which includes 75,000 shares issuable upon exercise of currently exercisable options to purchase Common Stock held by Mr. Gray; (ii) the shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 347,923 shares of Common Stock, which includes 75,000 shares issuable upon exercise of currently exercisable options to purchase Common Stock held by Mr. Gray; and (iv) the shared power to dispose of 0 shares of Common Stock.

      Since, the last filing of Amendment No. 2, Keith Stein has been removed as a joint filer from the Schedule 13D and any amendments thereto. Mr. Stein is no longer a joint filer with Lawrence J. Cohen, Jay Chazanoff, Milton Neustadter, Ron Jacobs and Steven Simms. Peter H. Gray has now been added as a joint filer.

      (c) On December 31, 2007, Messrs. Cohen, Neustadter, Chazanoff, Simms, Jacobs and Gray each exercised Warrants to purchase shares of Common Stock as described in Item 3 of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

      In September 1996, the Issuer issued to, or for the benefit of, the Holders (as defined below), including each of the joint filers of this Schedule 13D, warrants (the "Warrants") to purchase such number of shares of Common Stock as, when added to the 1,000,000 shares issued to the Holders contemporaneously with the Warrants, represent rights to acquire up to 49% of the outstanding Common Stock on a fully diluted basis. In accordance with their terms, the Warrants expired at 5:00 p.m., New York time on December 31, 2007 (the "Expiration Time"). As of December 31, 2007, all of such Warrants represented the right to purchase a total of 29,706,045 shares of Common Stock at an exercise price of $.0695 per share.

      On December 31, 2007, prior to the Expiration Time, each of the joint filers of this Schedule 13D and two other individuals exercised Warrants to purchase a total of 21,467,169 shares of Common Stock, of which Warrants to purchase 2,000,000 shares were exercised by Messrs. Cohen and Chazanoff for cash and the remainder of which were exercised on a cashless basis (by forfeiture of a portion of the Warrants). As a result of such exercise of the Warrants, a total of 12,325,492 shares of Common Stock were issued to such individuals (including to the filers of this Schedule 13D as described in Item 3 above). All of the unexercised Warrants (including the Warrants forfeited as a result of the cashless exercise) expired and terminated as of the Effective Time in accordance with their terms and no Warrants remain outstanding.

      Pursuant to a Stockholders and Warrantholders Agreement, dated as of September 27, 1996 (the "Stockholders Agreement"), entered into among each of the parties that acquired the Warrants (each, a "Holder"), the Holders agreed to certain limitations on the disposition of Common Stock and Warrants owned or held by them. The Holders had rights of first refusal/first offer with respect to the disposition of shares of Common Stock and Warrants held by other Holders (unless the disposition was made to certain specified affiliates of a Holder) and certain consent rights over certain dispositions of Common Stock and Warrants. In certain circumstances, a Holder may have been required to dispose of his shares of Common Stock and Warrants to other Holders.

      Effective as of January 2, 2008, the Stockholders Agreement has been terminated and no rights or restrictions remain outstanding thereunder. As a result of the termination of the Stockholders Agreement, each of the reporting individuals and the other Holders no longer possess shared dispositive power over any shares of Common Stock beneficially owned by any other joint filer or any other Holder.

Item 7 Material to Be Filed As Exhibits.

Exhibit A: A joint filing agreement, dated January 10, 2008 by Peter H. Gray is filed as an exhibit to this Amendment and is incorporated herein by this reference.

Exhibit B: Termination Agreement dated as of January 2, 2008.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         Dated: January 10, 2008


                                                         /s/ Lawrence J. Cohen
                                                         -----------------------
                                                         Lawrence J. Cohen


                                                         /s/ Milton Neustadter
                                                         -----------------------
                                                         Milton Neustadter


                                                         /s/ Jay Chazanoff
                                                         -----------------------
                                                         Jay Chazanoff


                                                         /s/ Ron Jacobs
                                                         -----------------------
                                                         Ron Jacobs


                                                         /s/ Stephen Simms
                                                         -----------------------
                                                         Stephen Simms


                                                         /s/Peter H. Gray
                                                         -----------------------
                                                         Peter H. Gray

                                                                       Exhibit A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

      The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledges that he shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other filers, except to the extent that he knows or has reason to believe that such information is inaccurate.

                                                January 10, 2008


                                        /s/ Peter H. Gray
                                        ----------------------------------------
                                        Peter H. Gray

                                                                       Exhibit B

                              TERMINATION AGREEMENT

      THIS TERMINATION AGREEMENT, dated as of January 2, 2008, by and among each of the individuals signatory hereto (each a "Signatory" and collectively, the "Signatories"), terminates that certain Stockholders and Warrantholders Agreement, dated as of September 27, 1996 (the "Stockholders and Warrantholders Agreement"), by and among the Signatories and each of the other Holders which are signatories thereto. Capitalized terms not otherwise defined herein are used herein as defined in the Stockholders and Warrantholders Agreement.

      WHEREAS, the Signatories and the Holders have previously entered into the Stockholders and Warrantholders Agreement relating to the securities of DVL, Inc., and the Signatories together constitute the Required Holders thereunder;

      WHEREAS, the Signatories desire to terminate the Stockholders and Warrantholders Agreement pursuant to and in accordance with the terms thereof;

      NOW THEREFORE, the Signatories agree as follows:

      1. Pursuant to and in accordance with Section 6.1 of the Stockholders and Warrantholders Agreement, effective as of the date hereof the Stockholders and Warrantholders Agreement is hereby terminated, null and void and of no further force and effect.

      2. This Termination Agreement may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Termination Agreement as of the date first above written.


         /s/ Lawrence J. Cohen                      /s/ Jay Chazanoff
---------------------------------------  ---------------------------------------
           Lawrence J. Cohen                          Jay Chazanoff


           /s/ Stephen Simms                          /s/ Ron Jacobs
---------------------------------------  ---------------------------------------
             Stephen Simms                              Ron Jacobs


           /s/ Peter H. Gray                      /s/ Milton Neustadter
---------------------------------------  ---------------------------------------
             Peter H. Gray                          Milton Neustadter


           /s/ Keith B. Stein                      /s/ Robert W. Barron
---------------------------------------  ---------------------------------------
             Keith B. Stein                          Robert W. Barron